Exhibit 1.01

Belden Inc.
Conflict Minerals Report
For The Year Ended December 31, 2022

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). For the purpose of the required Reasonable Country of Origin Inquiry, Belden Inc. (the “Company”) continued to receive supply chain responses through December 31, 2022. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

In compliance with the “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued by the SEC’s Division of Corporation Finance on April 29, 2014 and the judgment entered by the United States District Court for the District of Columbia on April 3, 2017, because this report does not state a conclusion that Belden’s products are DRC conflict free, it has not been subjected to an independent private sector audit.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current matters are forward-looking statements. You can identify some of the forward-looking statements by use of forward-looking words, such as “intend” and the like, or the use of future tense. Examples of forward-looking statements include, but are not limited to, statements concerning Belden’s intended future efforts to mitigate the risk that the manufacture of its products benefits armed groups in the Covered Countries.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the DRC region, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

1. Company Overview

This report has been prepared by management of Belden Inc. (herein referred to as “Belden”, the “Company”, “we”, “us” or “our”). The information includes the activities of all majority-owned subsidiaries as of December 31, 2022 that are required to be consolidated.

Belden is an innovative signal transmission solutions provider built around three business platforms – Smart Buildings Solutions, Industrial Automation Solutions and Broadband Solutions. Belden’s comprehensive portfolio of signal transmission solutions provides industry leading secure and reliable transmission of data, sound and video for mission critical applications. We have approximately 7,700 employees worldwide and maintain operations across North America, Europe, Asia and Africa. We were incorporated in Delaware in 1988 and our principal executive offices are located at 1 North Brentwood Boulevard, 15th Floor, Saint Louis, Missouri 63105.

2. Products Overview

Belden’s product lines are specific to each of our global business platforms.

Belden’s Smart Buildings Solutions products and solutions include fiber and copper connectivity products, fiber optic and copper cable products, and wiring racks, panels, and enclosures, and other cable and connectivity products. These cable products include high-performance copper cables including 10-gigabit Ethernet technologies and fiber optic cables. Our products also include interconnecting hardware, intelligent patching devices, and cable management solutions for complete end-to-end network structured wiring systems.

Belden’s Industrial Automation Solutions products and solutions include solutions such as industrial and input/output (I/O) connectors, industrial cables, IP and networking cables, I/O modules, distribution boxes, customer specific wiring solutions, security devices, Ethernet switches and related equipment, routers and gateways, network management software, and wireless systems, as well as configuration and policy management, file integrity monitoring, vulnerability management and log intelligence solutions.

Belden’s Broadband Solutions products and solutions include broadcast and audio-visual cable solutions, monitoring systems, outside plant connectivity products, fiber and copper connectivity products, fiber optic and copper cable products, and wiring racks, panels, and enclosures, and other cable and connectivity products.

Based upon Belden’s internal assessment, the products from each of its business platforms contain or use one or more 3TG minerals. Accordingly, for the purposes of this assessment, no product lines were excluded from our analysis.

3. Supply Chain Overview

In order to manage the scope of this task, Belden relies upon our suppliers to provide information on the origin of the 3TG contained in components and raw materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us in order to cooperate with this endeavor.

Belden performed an analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and contacting our current suppliers that provide raw materials or components that contain or could contain 3TG. We adopted the standard conflict minerals reporting templates established by the Responsible Materials Initiative (“RMI”), and launched our initial conflict minerals due diligence communication survey to these suppliers in 2013. We continue to perform annual due diligence analyses with our 3TG suppliers to ensure the continued integrity of our 3TG supply chain.

4. Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that the SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG), can be found in many of Belden’s products, most notably, tinned copper wire serving as the conductor in many of our cable products, gold plating present on many of our connector products and tungsten and tantalum in the printed circuit board components of our networking products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Following our initial good faith reasonable country of origin inquiry, Belden quickly concluded that a deeper due diligence process would be necessary to reach meaningful conclusions regarding the country of origin of many of the 3TG minerals used in our products.

Due to the breadth and complexity of Belden’s products and respective supply chain, obtaining a complete mapping of the supply chain has been very challenging. To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, Belden retained Assent Inc. (“Assent”), an expert third-party service provider, to assist us in reviewing the supply chain and identifying risks. Belden utilized Assent to launch a survey to its global supply chain. To trace materials, and demonstrate transparency procured by the supply chain, Belden utilized the Conflict Minerals Reporting Template (CMRT) Version 6.22 or higher to conduct a survey of all in-scope suppliers.

Belden’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with suppliers to ensure they understand areas that require clarification or improvement.

All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors. Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement assistance. Since some suppliers may remain unresponsive to feedback, Belden tracks program gaps to account for future improvement opportunities.

There were 340 suppliers identified in the scope of the 2022 annual conflict minerals program at Belden. As of April 30, 2023, when the survey was closed, 306 suppliers provided us responses with a valid CMRT. Belden’s total response rate for this 2022 reporting year was 90%, with the remaining 10% primarily consisting of distributors and low spend suppliers who did not respond, were unable to provide the CMRT, or provided an invalid CMRT.

These statuses will be summarized in the table below in order to assess progress over time:

Year	Suppliers in Scope	Supplier Responded	Valid Submission	Invalid Submission	% Responded

RY 2022	340	310	306	4	90%

5. Management Systems Implemented by Belden

5.1. Conflict Minerals Policy

Belden has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. Belden adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and Belden’s commitments to reporting obligations regarding conflict minerals.

The current corporate Conflict Minerals Policy reproduced below has been in effect since May 2023.

OVERVIEW
On August 22, 2012 the Securities and Exchange Commission (“SEC”) enacted rules implementing Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“The Dodd Frank Act” or “Act”) governing the sale of “Conflict Minerals” (tin, tantalum, tungsten, and gold or “3TG”) that benefit armed groups in the Democratic Republic of Congo or adjoining countries (collectively, “DRC”). As it relates to Conflict Minerals, the Act imposed supply chain reporting requirements on U.S. publicly traded companies that utilize 3TG in their products that are designed to promote transparency and awareness regarding the use of 3TG Conflict Minerals that directly or indirectly benefit armed groups in the DRC or adjoining countries. Belden, across the entire Company (including all of its subsidiaries, affiliates, and units worldwide), supports these goals and is committed to corporate responsibility and valuing human rights. As such, this policy, which provides the framework that Belden is using to comply with Section 1502 of the Dodd Frank act, applies to the entire Company, including all of its subsidiaries, affiliates, and units worldwide.

APPLICATION
It is Belden’s goal to work toward maintaining a supply chain that is conflict free and to source 3TG minerals from conflict free sources. To that end, Belden is committed to the proactive elimination of 3TG minerals originating from conflict sources from our products and our supply chain via our efforts to not source 3TG minerals from the DRC, or, if 3TG minerals are sourced from the DRC, to source minerals only from certifiable conflict free sources within the DRC.

Belden expects its suppliers to have policies and due diligence measures in place to detect the source of the 3TG in their products. Further, Belden expects that its suppliers will cooperate in providing due diligence information to confirm their products are DRC conflict free.

In order to properly implement this policy, Belden will take the following actions:
•Direct the appropriate Belden teams to lead the implementation of the necessary processes and procedures in regard to this policy;

•Perform due diligence consistent with OECD guidance by providing the standardized EICC/GeSI Conflict Minerals Reporting Template survey to suppliers to help ascertain the Reasonable Country of Origin of their products containing 3TG and encourage our suppliers to do the same with their suppliers;

•Based on the responses provided in the survey Belden may perform follow-up inquiries if they feel that the responses provided are not adequate;

•Conduct risk assessments on 3TG suppliers and mitigate the potential risk in our supply chain via escalation, audit, potential resourcing, and replacement of non-responsive or high-risk suppliers.

•Maintain the necessary Conflict Minerals records for both internal and/or required external audits.

Belden is devoted to working with its suppliers to help establish supply chain transparency for 3TG Conflict Minerals and to showing that our suppliers’ products and resources are obtained from Conflict Free sources. If any suppliers are not responsive to Belden’s initial due diligence survey requests for information, then Belden will work with the non-responsive supplier to ensure that such supplier meets Belden’s policy requirements. However, if no response or progress is seen, then at Belden’s discretion, Belden will reevaluate its continued relationship with such supplier.

CONFLICT MINERALS GRIEVANCE MECHANISM AND REPORTING
Any of the following reporting channels are deemed appropriate for the initial reporting of perceived violations of this policy:

•    The Belden Compliance Team (consisting of the Legal Department and the Internal Audit Department), by email at ombudsman@belden.com

•    Belden's ethics and compliance reporting hotline either by telephone or online (option to remain anonymous)

The Legal Department will contact the sender and acknowledge receipt of the reported violation within five business days. Acknowledgement of receipt of the report shall be made via the same method as it was received. For example, if an anonymous report is made through the hotline, acknowledgement of the receipt of the anonymous report will also be made through the hotline.

All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

CONFIDENTIALITY

Reports of violations or suspected violations will be kept confidential to the extent possible, regardless of which reporting avenue is chosen.

5.2. Due Diligence Process

Belden is committed to upholding responsible sourcing practices. As such, Belden has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

Based on the country-of-origin data, Belden is unable to conclude that the components that make up our products are completely DRC Conflict Free. As a result, due diligence was performed on the source and chain of custody of the 3TGs in question to determine whether its products are “conflict free or responsibly sourced.” Belden designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).

5.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with Second Edition of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. Belden is working to ensure that our due diligence process, management and measures conform in all material respects with the framework OECD Guidance, Third Edition, that was released in 2016.

Our conflict minerals due diligence process includes: the development of a corporate Conflict Minerals Policy; establishment of a steering committee with cross functional team members and senior executives; communication to, and engagement of, suppliers; due diligence compliance process and measurement; record keeping and escalation procedures.

5.2.2. Internal Team

Belden established a steering committee for complying with the applicable rules. Our steering committee includes representation from the following functional areas of Belden: purchasing, legal, engineering, information technology, finance, operations, environmental, health and safety, sales and marketing, and internal audit. The committee of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Belden’s Disclosure Committee, which reviews Belden’s reports on Forms 10-K and 10-Q as well as our quarterly earnings releases, is responsible for oversight of the reporting aspects of the Rule.

Belden also uses a third-party service provider to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that Belden will undertake with suppliers and/or respective stakeholders in regard to conflict minerals.

5.2.3. Control Systems

Belden expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Belden are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. Belden expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Belden’s Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviors and practices. This code of conduct is based on industry and internationally accepted principles such as the United Nations Guiding Principles on Business and Human Rights and the OECD Due Diligence Guidance. The Supplier Code of Conduct is provided to all direct suppliers. If a supplier does not meet Belden’s requirements, the relationship with this supplier will be evaluated. The Supplier Code of Conduct is reviewed annually to ensure it continues to align with industry best practices.

5.2.4. Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have surveyed 100% of suppliers that we have identified as providing 3TG raw materials or components necessary to the functionality of our products. Continued feedback from this engagement will allow us to react to instances of conflict minerals from the DRC, if any, consistent with our Conflict Minerals Policy described above.

Belden has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, Belden has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Belden’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly fill a CMRT. Suppliers are provided guidance in their native language, if needed.

Belden engages with suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply to Belden. With respect to the OECD requirement to strengthen engagement with suppliers, Belden has developed an internal procedure that includes supplier risk identification process that then leads to further steps of supplier engagement in the form of escalations, such as virtual or in-person meetings, audits and/or corrective actions. Feedback from this engagement process has allowed Belden to oversee improvements in supplier responses and supplier compliance for this initiative.

Additionally, Belden’s Conflict Minerals Policy is included in supplier contracts, requiring new suppliers to read and accept the policy as a requirement of doing business with Belden. When entering into or renewing supplier contracts, a clause is added that requires suppliers to provide information about the source of 3TGs and smelters.

Belden continues to place a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources.

In 2023, Belden joined the Responsible Business Alliance (RBA). RBA is the world’s largest group of businesses working to create ethical and sustainable global supply chains. As part of our membership, we encourage regular internal and external supplier audits, facilitate trainings with our suppliers and internal teams on supply chain sustainability, and offer formal channels for any employee concerns within the supply chain. This will help us assess the risk exposure of our suppliers and allow us to engage with suppliers not yet within compliance to help them get there. The mission of the RBA and the resources that it offers will allow us to further our commitment to ethical sourcing and upholding human rights all through our supply chain.

5.2.5. Escalation Procedure; Reporting

Belden’s data collection team follows a strict protocol to ensure that survey responses are received from all 3TG suppliers and that responses are complete, internally consistent and reflective of Belden’s independent knowledge of such suppliers. Suppliers that are not responsive or who respond in an incomplete or inconsistent manner, receive a follow-up communication from the Belden team. This follow-up and escalation process continues until we are satisfied that the submission is complete and accurate, or until the follow-up effort has proven futile because of a lack of cooperation from upstream suppliers.

As disclosed in its Conflict Minerals policy, Belden has established multiple reporting mechanisms whereby employees and suppliers can report violations of Belden’s policies, including conflict minerals. Suppliers and others outside of Belden may contact the Belden Compliance Team, including to report grievances, via a dedicated email address that is published in the Conflict Minerals Policy and in other communications with suppliers.

5.2.6. Record Maintenance

Belden has established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the relevant documentation is retained in a structured electronic database.

Belden has adopted a policy to retain relevant documentation for a period of five years. Belden stores all of the information and findings from this process in a database that can be audited by internal or external parties.

5.3. Risk Mitigation

As our due diligence program continues to evolve and improve over time, we intend to take the following steps to continue to mitigate any possible risk that the necessary 3TG minerals in our products could benefit armed groups in the DRC or adjoining countries:

•Enhance supplier communication, trainings, and the escalation process to improve due diligence data accuracy and completion.
•Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•Continue to support efforts to influence additional smelters to obtain CFS status through our supply chain, where possible.
•Conduct audits of high-risk suppliers and request corrective action to be taken immediately.
•Analyze alternative sourcing options in cases where suppliers are not cooperative with our program and or not committed to corrective action plans.

6. Identify and assess risk in the supply chain

6.1 Supplier Risk Evaluation

Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which Assent’s platform identifies automatically based on established criteria. These risks are addressed by Assent staff and members of Belden’s Procurement/Supply Chain Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers, invalid CMRTs, and failures in the due diligence process. Belden’s internal risk assessment process helps the Belden team identify problematic supplies within our supply chain, resulting in classifying the supplier’s risk as high, medium, or low.

6.2 Smelters/Refiners Risk Evaluation

The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that considers multiple factors. Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. The smelter validation program compared listed facilities to the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TG processing facility that was operational during the 2022 calendar year.

The process determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (RMAP). Belden does not have a direct relationship with smelters/refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to Conflict-Affected and High-Risk Areas.
•Known mineral source country of origin.
•RMAP audit status.
•Credible evidence of unethical or conflict sourcing.
•Peer assessments conducted by credible third-party sources.
•Sanctions risks.

Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Belden’s third-party service provider, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product specific CMRT to better identify the connection to products that they supply to Belden. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain.
In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

7. Design and Implement a Strategy to Respond to Risks

Belden has developed processes to assess and respond to the risks identified in the supply chain, and has also established a risk assessment process through which the conflict minerals program is implemented, managed, and monitored.

As the program progresses, escalations are sent to suppliers who don’t respond, provide an invalid CMRT or fail the due diligence process, to outline the importance of a response via. valid CMRTs and to further outline the required cooperation for compliance to the conflict minerals rules and Belden’s expectations. Any supplier who falls into the high-risk category will be subject to an audit by Belden procurement / supply chain and corrective action plans to be taken accordingly.
In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, Belden will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Procurement & Supply Chain Team and the Belden Compliance Team to ensure transparency within Belden.

8.    Support the Development and Implementation of Independent Third Party Audits of Smelters’ and Refiners’ Sourcing

As previously stated, Belden does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and RMI) efforts to influence smelters and refineries to get audited and certified through RMI’s CFS program. As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.

9. Report Annually on Supply Chain Due Diligence and Results

Belden has published the Form SD for the year ended December 31, 2022. This report is available on the Sustainability section of Belden’s website at https://www.belden.com/Resources/Sustainability. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein. Belden has also publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission (SEC).

In addition to this report, for further information about our supply chain conflict minerals policy, including our approach for supply chain due diligence and supplier expectation, please see: www.belden.com under “About Us” in “Corporate Responsibility.” The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

10. Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2023, we are continuing to engage in the activities described above in our efforts to have a complete understanding of our supply chain. We are continuing to refine and revise our due diligence processes to gain a better understanding of our 3TG supply chain, and we will continue to monitor the CFS program in the hope that more smelters identified in our supplier surveys achieve the conflict-free certification on which we can rely.